EXHIBIT 4.9

                                U.S. ENERGY CORP.
                            2001 STOCK AWARD PROGRAM


     U.S. Energy Corp. ("USE"), a Wyoming corporation with executive offices at 877 North 8th West, Riverton, Wyoming 82501, adopts this 2001 Stock Award Plan effective as of January 15, 2002.

     WHEREAS, the Board of Directors of USE agreed to provide an annual incentive compensation in the form of its common stock to certain officers of USE as defined in SEC Rule 162-1(f) and such compensation arrangement was approved by the shareholders of USE at its 2001 Annual Meeting in December, 2001.

     NOW THEREFORE, U.S. Energy Corp. adopts the following 2001 Stock Award
Program:

     1. An aggregate of up to 60,000 shares per year for the years 2001 through 2006 is available to be issued to five officers of USE including: John L. Larsen, Keith G. Larsen, Daniel P. Svilar, Harold F. Herron and Robert S. Lorimer, and Peter G. Schoonmaker, the president of its subsidiary Rocky Mountain Gas, Inc. The taxes owed on such issuance shall be paid by USE and provided the officer is employed by USE on the date of the grant.

     2. If fewer than 60,000 shares are issued during any year, the unissued balance of the 60,000 share maximum will be available for issue in subsequent years.

     3. The number of shares to be awarded each year out of such 60,000 shares aggregate limit will be determined by the Compensation Committee of the USE Board of Directors, and will be based on a variety of factors including the Company's stock price, prior year's stock performance, the Company's financial condition and business prospects and other factors deemed appropriate. Other factors bearing on the prior year's profitability may be taken into consideration by the USE Compensation Committee in determining the number of shares to be issued.

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     4. The actual number of shares recommended by the Compensation Committee to be awarded to the officers will be submitted for approval by the Company's CFO to determine the amounts. However, it is anticipated at the number of shares shall be 10,000 per officer per year.

     5. The total number of shares issued will be divided equally among the officers.

     6. Such shares shall be issued annually on or before January 15 of each applicable year as long as each officer noted above is employed by USE or Rocky Mountain Gas, Inc. However, the Board of Directors reserves the right to defer authorization to issue the shares at a later date during the same calendar year. One half of said compensation shall be paid by USE's subsidiary Crested Corp.

     7. Such shares shall be registered under the Securities and Exchange Act of 1933, as amended, under a Form S-8 registration statement.

U.S. ENERGY CORP.



  /s/  Keith G. Larsen
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Keith G. Larsen, President